Filed Pursuant to Rule 433
File No. 333-275867
Relating to Preliminary Prospectus Supplement dated May 16, 2024
(To Prospectus dated December 7, 2023)
F&G Annuities & Life, Inc.
$550,000,000 6.500% Senior Notes due 2029
Pricing Term Sheet
May 20, 2024
The information in this pricing term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement dated May 16, 2024 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated December 7, 2023, filed pursuant to Rule 424(b) under the Securities Act of 1933 (Registration Statement File No. 333-275867). This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	F&G Annuities & Life, Inc.

Guarantors:	CF Bermuda Holdings Limited, FGL US Holdings Inc., Fidelity & Guaranty Life Business Services, Inc. and Fidelity & Guaranty Life Holdings, Inc. (“FGLH”)

Security:	6.500% Senior Notes due 2029 (the “Notes”)

Ranking:	Senior unsecured

Format:	SEC Registered

Expected Ratings*:	(S&P / Fitch): BBB- (stable) / BBB- (stable)

Trade Date:	May 20, 2024

Settlement Date**:	June 4, 2024 (T+10)

Aggregate Principal Amount:	$550,000,000

Maturity Date:	June 4, 2029

Coupon:	6.500%

Benchmark Treasury:	4.625% due April 30, 2029

Benchmark Treasury Price and Yield:	100-23; 4.461%

Re-offer Spread to Benchmark Treasury:	+210 bps

Re-offer Yield to Maturity:	6.561%

Offering Price:	99.744%

Interest Payment Dates:	Semi-annually in arrears on June 4 and December 4 of each year, beginning December 4, 2024.

Optional Redemption:	Prior to May 4, 2029 (one month prior to maturity) (the “Par Call Date”), in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 35 basis points, less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date. On or after the Par Call Date, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Tax Event Redemption:	In certain circumstances where additional amounts are due by a foreign guarantor, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Rate Adjustment:	Interest rates payable on the Notes will be subject to adjustment from time to time if either S&P or Fitch (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the respective credit ratings assigned to the Notes.

Change of Control Offer:	If a Change of Control Triggering Event with respect to the Notes occurs, each holder of such Notes will have the right to require the Issuer to repurchase all or, at the holder’s option, any part of such holder’s Notes at a repurchase price equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon to, but excluding, the repurchase date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Gross Proceeds (before expenses and deduction of the underwriting discount) to the Issuer:	$548,592,000

Underwriting Discount:	0.600%

Net Proceeds (before expenses) to the Issuer:	$545,292,000

FGLH Tender Offer:
Substantially concurrently with the offering of the Notes, FGLH, the Issuer’s wholly owned subsidiary and a guarantor of the Notes, is conducting a cash tender offer (the “Tender Offer”) for up to $250,000,000 aggregate principal amount (excluding accrued and unpaid interest) of FGLH’s 5.50% Senior Notes due May 1, 2025 (the “FGLH 2025 Senior Notes”).
The Tender Offer is being made upon, and is subject to, the terms and conditions set forth in the Offer to Purchase dated May 20, 2024 (the “Offer to Purchase”). The Tender Offer will expire at 5:00 p.m., New York City time, on June 18, 2024, unless extended or terminated by FGLH (the “Expiration Date”). The consideration paid in the Tender Offer for the FGLH 2025 Senior Notes will be $1,000 per $1,000 principal amount of FGLH 2025 Senior Notes validly tendered at or prior to 5:00 p.m., New York City time, on June 3, 2024 and accepted for purchase by FGLH (or $950 per $1,000 principal amount of FGLH 2025 Senior Notes validly tendered after such time, but at or prior to the Expiration Date, and accepted for purchase). The Tender Offer is not a condition to the offering of the Notes.
This pricing term sheet is not an offer to purchase any of the FGLH 2025 Senior Notes. Any such offer is made exclusively pursuant to the terms of, and subject to the conditions set forth in, the Offer to Purchase.

Use of Proceeds:	The Issuer intends to use a portion of the net proceeds of the offering of the Notes to finance the Tender Offer. The Issuer intends to use the remaining net proceeds of the offering of the Notes for general corporate purposes, which may include the repurchase, redemption or repayment at maturity of outstanding indebtedness.

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Citizens JMP Securities, LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

CUSIP / ISIN:	30190A AF1 / US30190AAF12
*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. The rating of the Notes should be evaluated independently from ratings of other securities.
**It is expected that delivery of the Notes will be made on or about June 4, 2024, which will be the tenth business day (T+10) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes will initially settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes more than two business days prior to the scheduled settlement date should consult their own advisors.
F&G Annuities & Life, Inc. has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents F&G Annuities & Life, Inc. has filed with the Commission for more complete information about F&G Annuities & Life, Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission website at www.sec.gov. Alternatively, F&G Annuities & Life, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.
5